PE
8-31-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02057546

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2002

Hummingbird Ltd.
(Translation of registrant's name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Encls. 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.
(Registrant)

Date: September 4, 2002

By: ______________________
Inder P.S. Duggal
Chief Financial Officer and
Chief Controller

Hummingbird™

HUMMINGBIRD APPOINTS TONY HEYWOOD TO SENIOR VICE-PRESIDENT, EUROPE, MIDDLE EAST AND AFRICA (EMEA)

Toronto – August 6, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the appointment of Tony Heywood as Senior Vice President for Europe, Middle East and Africa (EMEA), reporting to Fred Sorkin, Chairman and CEO Hummingbird Ltd.

In his new role with Hummingbird, Heywood will have chief responsibility for business development strategy and execution throughout the EMEA market, as well as leading the sales organization to achieve maximum revenue growth and market penetration.

"Our selection of Tony Heywood for this extremely important role demonstrates our commitment to an aggressive growth strategy in the EMEA market," said Fred Sorkin, Chairman and CEO, Hummingbird Ltd.

Prior to joining Hummingbird, Heywood held several key positions within the IT industry, most recently as Senior Vice President International Operations with Xchange and Executive Vice President EMEA Open Text. Heywood brings over 20 years of global technology experience in achieving successful results through his management of product and service organizations, large enterprise sales as well as direct and partner sales models.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to

generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Terry Knight
Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext.
Fax: (416) 496-2207
terry.knight@hummingbird.com

Hummingbird™

LEADING INTERNATIONAL LAW FIRM ALLEN & OVERY SELECTS HUMMINGBIRD ENTERPRISE™ TO FURTHER GLOBAL DEVELOPMENT

London – August 7, 2002 -- Hummingbird Ltd, (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Allen & Overy, one of the UK's leading global commercial law firms has purchased Hummingbird Enterprise to support its global development plans.

The agreement involves the latest versions of Hummingbird Portal, Collaboration, Document Management, Knowledge Management, Web Publishing, Workflow and Imaging.

David Burwell, IT Director at Allen & Overy said, "With over 26 major centres worldwide and over 4,700 staff, the fast, efficient exchange and integration of documents and information across borders is paramount to our success." He continued, "Given the broad range of demands made by internal staff and external clients, we needed an integrated solution which was flexible, open, easy-to-use and administer. One of our main objectives was to deliver a matter-centric environment to every fee earner's desktop."

Following nearly a year of careful evaluation involving 12 vendors, Hummingbird Enterprise was identified as the best solution. Burwell commented, "We initially considered adopting a multi-vendor best-of-breed approach. However, the demonstrable integration of the functionality-rich components of Hummingbird Enterprise proved to be the winning advantage we were looking for." He continued, "The implementation will simplify global working and improve internal processes, through the provision of a collaborative working environment for staff and clients alike. In addition, Hummingbird will substantially reduce Allen & Overy's projected implementation costs through the single vendor approach."

Allen & Overy will use Hummingbird Enterprise to create a web-based desktop environment for lawyers and support staff, integrating key applications such as email, case management, client management and HR systems into a portal. Allen & Overy fee earners will therefore be able to access all documents and information associated with a particular transaction or client, irrespective of their location.

"Hummingbird Enterprise is the culmination of 3 years of intense research and development and supports our philosophy to deliver solutions that greatly simplify business processes. We continue to attract and retain customers who are seeking solutions to alleviate the demanding requirements incumbent with global operations," explained Fred Sorkin, Chairman & CEO Hummingbird Ltd.

About Allen & Overy
Allen & Overy is a premier international law firm with over 4,700 staff, including some 420 partners, working in 26 major centres worldwide.

Offices in Allen & Overy's global network are based in Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tirana, Tokyo, Turin and Warsaw.

Allen & Overy was recently awarded 'Global Firm of the Year' at 'The Lawyer' Awards 2002.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated EIMS. Hummingbird Enterprise offers everything organisations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content.

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

- ends -

For further information please contact:

In the UK:

Ronan Lavelle
Hummingbird Ltd.
Tel: 0118 978 2800
Fax: 0118 978 2700
ronan.lavelle@hummingbird.com

Ian Pearson
Worth PR
Tel: 020 8439 8200
Fax: 020 8439 8201
ipearson@worthcommunications.com

Iain Rodger
Allen & Overy
Tel: 020 7330 4947
Fax: 020 7330 9999
iain.rodger@allenovery.com

In North America:

Terry Knight
Hummingbird Ltd.
Tel: (416) 496-2200
Fax: (416) 496-7630
terry.knight@hummingbird.com

Hummingbird™

HUMMINGBIRD CREATES INDUSTRY'S FIRST ROLE-BASED WEBSITE TO DELIVER UNRIVALLED CUSTOMIZED WEB EXPERIENCE

New Site Goes Live

Toronto – August 12, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the launch of its new website designed entirely around the specific needs of individual 'roles.' The site gives each visitor a unique experience by inviting them to have a web visit designed especially for them, by selecting a 'role' such as customer, investor, partner, job seeker and media. The site even includes a role for someone 'just visiting' or for International visitors. The new features and functions enhance the customized experience with every role the visitor selects.

"The concept for our new website was driven by our re-branding initiative as it showcases our new integrated product suite – Hummingbird Enterprise™. Visitors to our new website will experience not only our brand, but the corporate culture, commitment and passion that stands behind it," said Andrew Pery, CMO and SVP Marketing, Hummingbird Ltd.

The new site features enhanced navigation and usability including:

- Highly visual and intuitive navigation – where visitors can select a specific technology and discover its benefits by easily navigating through datasheets, white papers, success stories and tutorials.
- Cookie Crumbs –visitors can always return to information that matters to *them*
- My Notes – further enhances the customization experience by enabling the visitor to post virtual 'sticky notes' for when they return to the site.
- My Menu – enables the visitor compile personal list of favorite pages
- We'll remember you – role, notes and menu will be there when you return
- QuickFind – site overview to find what you want really fast

"The new website is designed primarily from the perspective of the constituencies we serve - our customers, partners and stakeholders. The site was created for their unique viewpoints," explained Pery.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Terry Knight
Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2667
Fax: (416) 496-2207
terry.knight@hummingbird.com

Hummingbird™

HUMMINGBIRD LTD. AND WHITEHILL TECHNOLOGIES INC. PARTNER TO PROVIDE AN INTEGRATED CONTENT MANAGEMENT SOLUTION

Partnership Enables Companies to Store and Manage Invoices in Hummingbird DM

Toronto – August 19, 2002 – Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), and Whitehill Technologies, a leading provider of Business Infrastructure Software, today announced a strategic partnership. The new joint venture will provide existing Hummingbird customers with document transformation and presentment capabilities from within Hummingbird DM™.

The integration between Hummingbird DM and Whitehill Enterprise™ will allow Hummingbird DM users to convert billing data such as invoices, reports and prebills into professional-looking documents that in turn can be stored within Hummingbird DM, Hummingbird's secure and scalable document management system. Users can then save time and cut costs by allowing them to share up-to-date information through secure extranets.

"This partnership allows Hummingbird customers to benefit from rapid conversion of their billing data, which reduces costs and provides them with the ability to transform documents into compelling enterprise content for their e-business initiatives," says Jim Laffoley, vice president, marketing and business development of Whitehill Technologies. "The combination of Whitehill and Hummingbird technologies enables a robust document transformation and distribution solution that is tightly integrated with Hummingbird's powerful document management system."

"We are anticipating a significant increase in the effectiveness of our document processing as a result of implementing the integration between Whitehill and Hummingbird DM," says Robert Barker, MIS Director of the Omaha law firm Baird Holm.

"With Whitehill Enterprise, we are extending the reach of our document management solutions by helping customers to access, format and distribute billing data more quickly and effectively," says David Smith, Director, Global Alliances, Hummingbird Ltd. "Whitehill Enterprise enhances our current offerings and allows us to deliver a solution that meets the needs of customers who want to avoid the costs associated with changing existing applications or new systems development."

About Whitehill Technologies

Whitehill Technologies Inc. is a leading provider of Business Infrastructure Software for the capture and transformation of legacy data into e-enabled business information. Whitehill products enable companies of all sizes to extend the value of their legacy data and business applications. More than 400 companies in 33 countries currently use Whitehill products as part of their e-commerce strategy. Customers rely on Whitehill Document Transformation and E-Business Solutions to significantly improve their back office processes and Web enable their legacy systems.

Whitehill Technologies provides software solutions, professional services and technical support to customers around the world. More information about Whitehill Technologies and their products is available through the company's Web site located at www.whitehilltech.com.

About Hummingbird DM™

Hummingbird DM™ transforms document-based information into knowledge assets by enabling the capture, manipulation, and distribution of working knowledge, empowering users to leverage not just their own experiences, but the collective expertise contained in Hummingbird repositories. As the platform for Hummingbird RM™, paper-based and electronic records are protected in an organized, secure environment throughout their lifecycle. An entire suite serves as a full complement to Hummingbird DM, with solutions for Collaboration, Web Publishing, Workflow, Imaging, and Engineering drawing management.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Terry Knight
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2667
Fax: (416) 496-2207
terry.knight@hummingbird.com

Whitehill Contacts

Stephen Brooks, Director of Marketing
Whitehill Technologies, Inc.
(506) 855-0005, ext. 489
sbrooks@whitehilltech.com

Sherry Boisvert
G2M Inc.(for Whitehill Technologies)
(416) 642-6353
sherry.boisvert@g2mpr.com1-888-944-8344

Hummingbird™

1 Sparks Avenue
Toronto, Ontario M2H 2WI
Canada

Toll Free Canada/USA:
1 877 FLY HUMM (359 4866)

Tel: +416 496 2200
Fax: +416 496 2207

August 23, 2002

Dear Hummingbird Shareholder:

THIRD QUARTER AND NINE MONTHS ENDED JUNE 30, 2002

We enclose the following information for the quarter and nine months ended June 30, 2002:

- U.S. GAAP financial statements and accompanying notes prepared in US dollars
- Canadian GAAP financial statements and accompanying notes prepared in US dollars
- Management's Discussion and Analysis of Financial Condition and Results of Operations
- Press release dated July 23, 2002 reporting our financial results for the above periods

We thank you for your continued interest and support.

Sincerely,

Fred Sorkin

Chairman and Chief Executive Officer

Encl.

U.S. GAAP

Interim Unaudited Consolidated Financial Statements of

HUMMINGBIRD LTD.

Quarter and Nine Months ending June 30, 2002

HUMMINGBIRD LTD.

CONSOLIDATED BALANCE SHEETS

(thousands of U.S.$, unaudited)

U.S. GAAP

	June 30 2002	September 30 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 114,080	$ 93,503
Accounts receivable	51,366	61,510
Unbilled receivables	844	1,572
Income taxes recoverable	15,095	5,199
Inventory	520	718
Prepaid expenses	1,873	3,460
Other receivables	1,725	2,241
	185,503	168,203
OTHER ASSETS	3,198	2,388
FIXED ASSETS	11,880	14,231
INTANGIBLES	154,657	177,118
	$ 355,238	$ 361,940
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 7,342	$ 7,167
Accrued liabilities	14,596	16,505
Current portion of other long-term liabilities	259	192
Deferred revenue	41,786	39,312
	63,983	63,176
DEFERRED INCOME TAXES	18,054	23,015
OTHER LONG-TERM LIABILITIES	668	470
	82,705	86,661
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 3)*		
Authorized : unlimited		
Issued and outstanding: 18,307,438 at June 30, 2002 and 18,300,375 at September 30, 2001	171,040	170,921
ADDITIONAL PAID-IN CAPITAL	3,510	3,510
RETAINED EARNINGS	98,913	101,778
ACCUMULATED OTHER COMPREHENSIVE LOSS	(930)	(930)
	272,533	275,279
	$ 355,238	$ 361,940

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(thousands of U.S.$, unaudited)

	Nine Months Ended June 30 2002	2001
Retained earnings as at the beginning of the period	$ 101,778	$ 99,867
Premium on shares repurchased	-	(1,746)
Net (loss) income for the period	(2,865)	6,710
Retained earnings at the end of the period	$ 98,913	$ 104,831

HUMMINGBIRD LTD.
CONSOLIDATED STATEMENTS OF INCOME
(thousands of U.S.$, except share data, unaudited)

U.S. GAAP

	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Nine Months Ended June 30 2002	Nine Months Ended June 30 2001
SALES	$ 44,024	$ 48,171	$ 134,199	$ 159,110
COST OF SALES	3,779	4,533	11,964	14,912
GROSS PROFIT	40,245	43,638	122,235	144,198
EXPENSES				
Sales and marketing	19,593	21,288	57,167	73,311
Research and development	8,570	10,259	26,147	30,262
General and administration	4,994	5,103	15,293	16,370
Restructuring and other charges	-	-	7,324	-
Amortization of intangibles	7,487	7,197	22,461	21,589
TOTAL EXPENSES	40,644	43,847	128,392	141,532
(LOSS) INCOME BEFORE THE UNDERNOTED	(399)	(209)	(6,157)	2,666
OTHER INCOME, NET	566	891	1,684	2,910
INCOME (LOSS) BEFORE INCOME TAXES	167	682	(4,473)	5,576
INCOME TAX EXPENSE (RECOVERY) *(Note 5)*	1,986	(5,830)	(1,608)	(1,134)
NET (LOSS) INCOME	$ (1,819)	$ 6,512	$ (2,865)	$ 6,710
BASIC (LOSS) EARNINGS PER SHARE	$ (0.10)	$ 0.35	$ (0.16)	$ 0.36
DILUTED (LOSS) EARNINGS PER SHARE	$ (0.10)	$ 0.35	$ (0.16)	$ 0.36
BASIC WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)	18,307	18,410	18,304	18,411
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)	18,307	18,453	18,304	18,738
RECONCILIATION TO CANADIAN GAAP				
NET (LOSS) INCOME, U.S. GAAP	$ (1,819)	$ 6,512	$ (2,865)	$ 6,710
Amortization of intangibles	(1,675)	(1,517)	(5,025)	(4,551)
Income taxes	701	(3,707)	2,276	3,581
NET (LOSS) INCOME, Canadian GAAP	$ (2,793)	$ 1,288	$ (5,614)	$ 5,740
BASIC (LOSS) EARNINGS PER SHARE, Canadian GAAP	$ (0.15)	$ 0.07	$ (0.31)	$ 0.31
DILUTED (LOSS) EARNINGS PER SHARE, Canadian GAAP	$ (0.15)	$ 0.07	$ (0.31)	$ 0.31
BASIC WEIGHTED AVERAGE NUMBER OF SHARES (in thousands), Canadian GAAP	18,307	18,410	18,304	18,411
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (in thousands), Canadian GAAP	18,307	18,453	18,304	18,738

HUMMINGBIRD LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of U.S.$, unaudited)

U.S. GAAP

	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Nine Months Ended June 30 2002	Nine Months Ended June 30 2001
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Net (loss) income	$ (1,819)	$ 6,512	$ (2,865)	$ 6,710
Add (deduct) items not affecting cash:				
Amortization of intangibles	7,487	7,197	22,461	21,589
Deferred income taxes	(835)	(9,058)	(5,122)	(11,600)
Depreciation	1,390	1,583	4,328	4,645
Changes in assets and liabilities:				
Accounts receivable	527	5,545	10,144	17,081
Unbilled receivables	1,093	800	728	(66)
Income taxes recoverable	1,985	2,986	(9,735)	202
Inventory	(24)	144	198	188
Prepaid expenses and other assets	37	931	777	1,297
Other receivables	(182)	583	516	1,032
Accounts payable	1,503	(797)	175	(3,749)
Accrued liabilities	(66)	(5,278)	(1,909)	(7,497)
Deferred revenue	1,396	1,702	2,474	1,945
	12,492	12,850	22,170	31,777
INVESTING ACTIVITIES				
Additions to fixed assets	(1,317)	(1,633)	(2,857)	(3,428)
Proceeds on sale of land	-	-	880	-
	(1,317)	(1,633)	(1,977)	(3,428)
FINANCING ACTIVITIES				
Increase in (repayment of) other long-term liabilities	33	(154)	265	(1,339)
Shares repurchased	-	(3,655)	-	(3,655)
Issuance of shares	-	14	119	3,723
	33	(3,795)	384	(1,271)
INCREASE IN CASH AND CASH EQUIVALENTS	11,208	7,422	20,577	27,078
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	102,872	98,666	93,503	79,010
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 114,080	$ 106,088	$ 114,080	$ 106,088
SUPPLEMENTARY CASH FLOW INFORMATION				
Interest paid	$ 10	$ -	$ 30	$ 21
Income taxes paid	905	114	13,324	10,184
Interest received	479	773	920	3,336

(amounts in thousands of U.S. dollars, except share data)

1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a) Description of the business

Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

b) Basis of presentation and significant accounting policies

These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States of America with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and footnotes required for compliance with GAAP in the United States for annual financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2001.

The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. All information is presented in U.S. dollars, unless otherwise stated.

2. ACQUISITIONS

On July 23, 2001 the Company acquired 100% of the issued and outstanding shares of PeopleDoc Limited, a software development company located in Scotland, for a total consideration of $13,683. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

The following table provides a summary of the integration costs relating to the acquisition:

	Employee Costs	Other	Total
Integration costs on acquisition	$ 284	$ 121	$ 405
Amounts incurred in 2001	(244)	-	(244)
Balance as at September 30, 2001	40	121	161
Amounts incurred in quarter ended December 31, 2001	(12)	(28)	(40)
Balance as at December 31, 2001	28	93	121
Amounts incurred in quarter ended March 31,2002	(7)	(14)	(21)
Balance as at March 31, 2002	21	79	100
Amounts incurred in quarter ended June 30, 2002	(10)	(10)	(20)
Balance as at June 30, 2002	$ 11	$ 69	$ 80

(amounts in thousands of U.S. dollars, except share data)

3. SHAREHOLDERS' EQUITY

Authorized Shares

Unlimited number of common shares, no par value.

Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

Issued and Outstanding Shares

	Common Shares	
	Issued	$
Balance as at September 30, 2001	18,300,375	$ 170,921
Stock options exercised in the nine months ended June 30, 2002 under Employee Stock Option Plan	7,063	119
Balance as at June 30, 2002	18,307,438	$ 171,040

Comprehensive (Loss) Income

Total comprehensive (loss) income was $(1,844) and $(2,890) for the three and nine months ended June 30, 2002 and $6,512 and $6,710 for the three and nine months ended June 30, 2001, respectively.

4. RESTRUCTURING AND OTHER CHARGES

During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, management considered the changing market conditions, which have impacted the Company's sales and profitability since the beginning of 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made.

As a result of this review, restructuring and other charges of $7,324 were recorded in the quarter ended December 31, 2001.

Restructuring charges of $5,579 included:

- employee separation costs of $4,083 associated with 206 separations, of whom 198 had been terminated by June 30, 2002;

- charges of $1,307 relating to the discontinuance of certain non-core product lines, including write down of assets related thereto;

(amounts in thousands of U.S. dollars, except share data)

4. RESTRUCTURING AND OTHER CHARGES (continued)

- facility closure costs of $189, relating to a reduction in office space and related overheads;

Other charges of $1,745 include:

- asset write-downs of $250 relating to the write down of furniture, fixtures and equipment;
- other costs of $1,495 for contract settlements and the write off of an amount receivable;

The following table provides a summary of restructuring costs:

	Employee Costs	Discontinuance of Non-core Products	Redundant Premises	Total
Restructuring charge	$ 4,083	$ 1,307	$ 189	$ 5,579
Amounts incurred in quarter ended December 31, 2001	(2,616)	-	-	(2,616)
Asset write downs	-	(1,156)	-	(1,156)
Balance as at December 31, 2001	1,467	151	189	1,807
Amounts incurred in quarter ended March 31, 2002	(823)	-	(65)	(888)
Balance as at March 31, 2002	644	151	124	919
Amounts incurred in quarter ended June 30, 2002	(158)	(1)	(71)	(230)
Balance as at June 30, 2002	$ 486	$ 150	$ 53	$ 689

5. INCOME TAXES

The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

Investment income tax credits, which are earned as a result of qualifying research and development expenditures, are recognized in the period in which their realization is more likely than not and applied to reduce income tax expense.

Under generally accepted accounting principles, when changes are made to tax rates, the amount of deferred taxes which have been recorded at the rates previously in effect are adjusted to reflect the new tax rates. Due to changes in tax rates in the current quarter and for the nine month period ended June 30, 2002, the deferred tax balances of the Company were increased by $0.8 million. During the third quarter of fiscal 2001 and for the nine month period ended June 30, 2001, the deferred tax balances of the Company were reduced by $7.5 million.

6. EARNINGS PER COMMON SHARE

Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive

(amounts in thousands of U.S. dollars, except share data)

6. EARNINGS PER COMMON SHARE (continued)

common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

The following is a reconciliation of shares used in the earnings or loss per share calculations for the three and nine months ended June 30, 2002.

	Three months ended June 30		Nine months ended June 30	
	2002	2001	2002	2001
Weighted average number of shares outstanding	18,307	18,410	18,304	18,411
Net effect of dilutive stock options	-	43	-	327
Weighted average number of diluted shares outstanding	18,307	18,453	18,304	18,738

For the three and nine months ended June 30, 2002, all options were excluded from the calculation of diluted shares outstanding, while for the three and nine months ended June 30, 2001, 2,045,881 and 1,186,078 options were excluded from the diluted shares outstanding calculation. The above noted options were excluded from the calculations because they are considered to be anti-dilutive for earnings per share purposes.

7. SEGMENT INFORMATION

The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Connectivity, and (ii) Hummingbird Enterprise. Hummingbird Enterprise (formerly known as Enterprise Information Portal Solutions) is comprised of Hummingbird's solutions for document and content management, collaboration, data integration and business intelligence.

Sales by product line

	Three months ended June 30		Nine months ended June 30	
	2002	2001	2002	2001
Connectivity	$ 17,420	$ 21,553	$ 54,891	$ 70,829
Hummingbird Enterprise	26,604	26,618	79,308	88,281
	$ 44,024	$ 48,171	$ 134,199	$ 159,110

(amounts in thousands of U.S. dollars, except share data)

7. SEGMENT INFORMATION (continued)

Sales by country of origin

	Three months ended June 30 2002	Three months ended June 30 2001	Nine months ended June 30 2002	Nine months ended June 30 2001
U.S.A	$ 23,622	$ 28,279	$ 74,074	$ 92,951
Europe	15,524	14,912	42,937	47,880
Canada	3,466	3,742	12,548	15,223
Asia Pacific	1,412	1,238	4,640	3,490
Elimination	-	-	-	(434)
	$ 44,024	$ 48,171	$ 134,199	$ 159,110

Geographical distribution of sales by customer location

	Three months ended June 30 2002	Three months ended June 30 2001	Nine months ended June 30 2002	Nine months ended June 30 2001
U.S.A.	$ 23,921	$ 28,279	$ 74,767	$ 92,363
Europe	14,824	14,912	41,292	47,476
Canada	1,925	2,111	8,115	8,365
Others	3,354	2,869	10,025	10,906
	$ 44,024	$ 48,171	$ 134,199	$ 159,110

Long-lived assets by country of origin

	June 30, 2002	September 30, 2001
Fixed and other assets		
U.S.A	$ 4,799	$ 4,633
Canada	7,881	9,327
Europe	1,987	2,174
Asia Pacific	411	485
	15,078	16,619
Intangibles	154,657	177,118
	$ 169,735	$ 193,737

It is not practicable to allocate intangibles by country of origin.

8. NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", which are effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the pooling-of-interests method no

8. NEW ACCOUNTING PRONOUNCEMENTS (continued)

longer be used. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. The Company is evaluating the impact of the adoption of these Standards and has not yet determined the effect of adoption on its financial position and results of operations.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement supercedes SFAS 121, and the accounting and reporting provisions of APB 30 for the disposal of a segment of a business. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. The Company has not yet determined the effect that the adoption will have on its business, results of operation and financial condition.

Canadian GAAP

Interim Unaudited Consolidated Financial Statements of

HUMMINGBIRD LTD.

Quarter and Nine Months ending June 30, 2002

HUMMINGBIRD LTD.
CONSOLIDATED BALANCE SHEETS
(thousands of U.S.$, unaudited)

CANADIAN GAAP

	June 30 2002	September 30 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 114,080	$ 93,503
Accounts receivable	51,366	61,510
Unbilled receivables	844	1,572
Income taxes recoverable	15,095	5,199
Inventory	520	718
Prepaid expenses	1,873	3,460
Other receivables	1,725	2,241
	185,503	168,203
OTHER ASSETS	3,198	2,388
FIXED ASSETS	11,880	14,231
INTANGIBLES	137,594	165,080
	$ 338,175	$ 349,902
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 7,342	$ 7,167
Accrued liabilities	14,596	16,505
Current portion of other long-term liabilities	259	192
Deferred revenue	41,786	39,312
	63,983	63,176
FUTURE INCOME TAXES	22,466	29,703
OTHER LONG-TERM LIABILITIES	668	470
	87,117	93,349
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 3)*		
Authorized: unlimited		
Issued and outstanding: 18,307,438 at June 30, 2002 and 18,300,375 at September 30, 2001	208,137	208,018
RETAINED EARNINGS	42,592	48,206
CUMULATIVE TRANSLATION ADJUSTMENTS	329	329
	251,058	256,553
	$ 338,175	$ 349,902

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$, unaudited)

	Nine Months Ended June 30 2002	2001
Retained earnings as at the beginning of the period	$ 48,206	$ 93,899
Premium on shares repurchased	-	(1,512)
Adjustment for income taxes	-	(48,225)
Net (loss) income for the period	(5,614)	5,740
Retained earnings at the end of the period	$ 42,592	$ 49,902

HUMMINGBIRD LTD.
CONSOLIDATED STATEMENTS OF INCOME
(thousands of U.S.$, except share data, unaudited)

CANADIAN GAAP

	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Nine Months Ended June 30 2002	Nine Months Ended June 30 2001
SALES	$ 44,024	$ 48,171	$ 134,199	$ 159,110
COST OF SALES	3,779	4,533	11,964	14,912
GROSS PROFIT	40,245	43,638	122,235	144,198
EXPENSES				
Sales and marketing	19,593	21,288	57,167	73,311
Research and development *(Note 5)*	8,045	10,259	19,222	30,262
General and administration	4,994	5,103	15,293	16,370
Restructuring and other charges	-	-	7,324	-
Amortization of intangibles	9,162	8,714	27,486	26,140
TOTAL EXPENSES	41,794	45,364	126,492	146,083
(LOSS) BEFORE THE UNDERNOTED	(1,549)	(1,726)	(4,257)	(1,885)
OTHER INCOME, NET	566	891	1,684	2,910
(LOSS) INCOME BEFORE INCOME TAXES	(983)	(835)	(2,573)	1,025
INCOME TAX EXPENSE (RECOVERY) *(Note 5)*	1,810	(2,123)	3,041	(4,715)
NET (LOSS) INCOME	$ (2,793)	$ 1,288	$ (5,614)	$ 5,740
BASIC (LOSS) EARNINGS PER SHARE	$ (0.15)	$ 0.07	$ (0.31)	$ 0.31
DILUTED (LOSS) EARNINGS PER SHARE	$ (0.15)	$ 0.07	$ (0.31)	$ 0.31
BASIC WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)	18,307	18,410	18,304	18,411
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)	18,307	18,453	18,304	18,738

HUMMINGBIRD LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of U.S.$, unaudited)

CANADIAN GAAP

	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Nine Months Ended June 30 2002	Nine Months Ended June 30 2001
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Net (loss) income	$ (2,793)	$ 1,288	$ (5,614)	$ 5,740
Add (deduct) items not affecting cash:				
Amortization of intangibles	9,162	8,714	27,486	26,140
Future income taxes	(1,536)	(5,351)	(7,398)	(15,181)
Depreciation	1,390	1,583	4,328	4,645
Changes in assets and liabilities:				
Accounts receivable	527	5,545	10,144	17,081
Unbilled receivables	1,093	800	728	(66)
Income taxes recoverable	1,985	2,986	(9,735)	202
Inventory	(24)	144	198	188
Prepaid expenses and other assets	37	931	777	1,297
Other receivables	(182)	583	516	1,032
Accounts payable	1,503	(797)	175	(3,749)
Accrued liabilities	(66)	(5,278)	(1,909)	(7,497)
Deferred revenue	1,396	1,702	2,474	1,945
	12,492	12,850	22,170	31,777
INVESTING ACTIVITIES				
Additions to fixed assets	(1,317)	(1,633)	(2,857)	(3,428)
Proceeds on sale of land	-	-	880	-
	(1,317)	(1,633)	(1,977)	(3,428)
FINANCING ACTIVITIES				
Increase in (repayment of) other long-term liabilities	33	(154)	265	(1,339)
Shares repurchased	-	(3,655)	-	(3,655)
Issuance of shares	-	14	119	3,723
	33	(3,795)	384	(1,271)
INCREASE IN CASH AND CASH EQUIVALENTS	11,208	7,422	20,577	27,078
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	102,872	98,666	93,503	79,010
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 114,080	$ 106,088	$ 114,080	$ 106,088
SUPPLEMENTARY CASH FLOW INFORMATION				
Interest paid	$ 10	$ -	$ 30	$ 21
Income taxes paid	905	114	13,324	10,184
Interest received	479	773	920	3,336

(amounts in thousands of U.S. dollars, except share data)

1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a) Description of the business

Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

b) Basis of presentation and significant accounting policies

These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles (GAAP) with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and footnotes required for compliance with GAAP in Canada for annual financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2001.

The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. All information is presented in U.S. dollars, unless otherwise stated.

Effective October 1, 2001, the Company retroactively adopted the revised recommendations of the CICA Handbook section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach. The impact of the change was not significant.

In the first quarter of fiscal 2002, the Company also adopted the new recommendations of the CICA Handbook section 1751 "Interim Financial Statements", which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

2. ACQUISITIONS

On July 23, 2001 the Company acquired 100% of the issued and outstanding shares of PeopleDoc Limited, a software development company located in Scotland, for a total consideration of $13,683. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

(amounts in thousands of U.S. dollars, except share data)

2. ACQUISITIONS (continued)

The following table provides a summary of the integration costs relating to the acquisition:

	Employee Costs	Other	Total
Integration costs on acquisition	$ 284	$ 121	$ 405
Amounts incurred in 2001	(244)	-	(244)
Balance as at September 30, 2001	40	121	161
Amounts incurred in quarter ended December 31, 2001	(12)	(28)	(40)
Balance as at December 31, 2001	28	93	121
Amounts incurred in quarter ended March 31, 2002	(7)	(14)	(21)
Balance as at March 31, 2002	21	79	100
Amounts incurred in quarter ended June 30, 2002	(10)	(10)	(20)
Balance as at June 30, 2002	$ 11	$ 69	$ 80

3. SHARE CAPITAL

Authorized Shares

Unlimited number of common shares, no par value.

Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

Issued and Outstanding Shares

	Common Shares	
	Issued	$
Balance as at September 30, 2001	18,300,375	$ 208,018
Stock options exercised in the nine months ended June 30, 2002 under Employee Stock Option Plan	7,063	119
Balance as at June 30, 2002	18,307,438	$ 208,137

4. RESTRUCTURING AND OTHER CHARGES

During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, management considered the changing market conditions, which have impacted the Company's sales and profitability since the beginning of 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made.

(amounts in thousands of U.S. dollars, except share data)

4. RESTRUCTURING AND OTHER CHARGES (continued)

As a result of this review, restructuring and other charges of $7,324 were recorded in the quarter ended December 31, 2001.

Restructuring charges of $5,579 included:

- employee separation costs of $4,083 associated with 206 separations, of whom 198 had been terminated by June 30, 2002;
- charges of $1,307 relating to the discontinuance of certain non-core product lines, including write down of assets related thereto;
- facility closure costs of $189, relating to a reduction in office space and related overheads;

Other charges of $1,745 include:

- asset write-downs of $250, relating to the write down of furniture, fixtures and equipment;
- other costs of $1,495 for contract settlements and the write off of an amount receivable;

The following table provides a summary of restructuring costs:

	Employee Costs	Discontinuance of Non-core Products	Redundant Premises	Total
Restructuring charge	$ 4,083	$ 1,307	$ 189	$ 5,579
Amounts incurred in quarter ended December 31, 2001	(2,616)	-	-	(2,616)
Asset write downs	-	(1,156)	-	(1,156)
Balance as at December 31, 2001	1,467	151	189	1,807
Amounts incurred in quarter ended March 31, 2002	(823)	-	(65)	(888)
Balance as at March 31, 2002	644	151	124	919
Amounts incurred in quarter ended June 30, 2002	(158)	(1)	(71)	(230)
Balance as at June 30, 2002	$ 486	$ 150	$ 53	$ 689

5. INCOME TAXES

The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

Investment income tax credits, which are earned as a result of qualifying research and development expenditures, are recognized and applied to reduce research and development expenses in the period in which their realization is reasonably assured.

(amounts in thousands of U.S. dollars, except share data)

5. INCOME TAXES (continued)

Under generally accepted accounting principles, when changes are made to tax rates, the amount of future taxes which have been recorded at the rates previously in effect are adjusted to reflect the new tax rates. Due to changes in tax rates in the current quarter and for the nine month period ended June 30, 2002, the future tax balances of the Company were increased by $0.9 million. During the third quarter of fiscal 2001, the future tax balances of the Company were reduced by $3.0 million and for the nine month period ended June 30, 2001, the future tax balances of the Company were reduced by $8.9 million as a result of tax rate changes in the respective periods.

6. EARNINGS PER COMMON SHARE

Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

The following is a reconciliation of shares used in the calculation for the three and nine months ended June 30, 2002:

	Three months ended June 30		Nine months ended June 30	
	2002	2001	2002	2001
Weighted average number of shares outstanding	18,307	18,410	18,304	18,411
Net effect of dilutive stock options	-	43	-	327
Weighted average number of diluted shares outstanding	18,307	18,453	18,304	18,738

For the three and nine months ended June 30, 2002, all options were excluded from the calculation of diluted shares outstanding, while for the three and nine months ended June 30, 2001, 2,045,881 and 1,186,078 options were excluded from the diluted shares outstanding calculation. The above noted options were excluded from the calculations because they are considered to be anti-dilutive for earnings per share purposes.

7. SEGMENT INFORMATION

The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Connectivity, and (ii) Hummingbird Enterprise. Hummingbird Enterprise (formerly known as Enterprise Information Portal Solutions) is comprised of Hummingbird's solutions for document and content management, collaboration, data integration and business intelligence.

(amounts in thousands of U.S. dollars, except share data)

7. SEGMENT INFORMATION (continued)

Sales by product line

	Three months ended June 30		Nine months ended June 30	
	2002	2001	2002	2001
Connectivity	$ 17,420	$ 21,553	$ 54,891	$ 70,829
Hummingbird Enterprise	26,604	26,618	79,308	88,281
	$ 44,024	$ 48,171	$ 134,199	$ 159,110

Sales by country of origin

	Three months ended June 30		Nine months ended June 30	
	2002	2001	2002	2001
U.S.A	$ 23,622	$ 28,279	$ 74,074	$ 92,951
Europe	15,524	14,912	42,937	47,880
Canada	3,466	3,742	12,548	15,223
Asia Pacific	1,412	1,238	4,640	3,490
Elimination	-	-	-	(434)
	$ 44,024	$ 48,171	$ 134,199	$ 159,110

Geographical distribution of sales by customer location

	Three months ended June 30		Nine months ended June 30	
	2002	2001	2002	2001
U.S.A.	$ 23,921	$ 28,279	$ 74,767	$ 92,363
Europe	14,824	14,912	41,292	47,476
Canada	1,925	2,111	8,115	8,365
Others	3,354	2,869	10,025	10,906
	$ 44,024	$ 48,171	$ 134,199	$ 159,110

Long-lived assets by country of origin

	June 30, 2002	September 30, 2001
Fixed and other assets		
U.S.A	$ 4,799	$ 4,633
Canada	7,881	9,327
Europe	1,987	2,174
Asia Pacific	411	485
	15,078	16,619
Intangibles	154,657	177,118
	$ 169,735	$ 193,737

It is not practicable to allocate intangibles by country of origin.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.

Quarter and Nine Months ended June 30, 2002

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Quarter and nine months ended June 30, 2002 compared with quarter and nine months ended June 30, 2001

Forward-Looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.

Overview

This MD&A should be read in conjunction with the Company's interim unaudited consolidated financial statements and notes for the above noted periods. The Company reports its interim unaudited consolidated financial statements in U.S. dollars and in accordance with both U.S. and Canadian generally accepted accounting principles (GAAP). The interim unaudited consolidated U.S. and Canadian GAAP financial statements are included in this Quarterly Report to Shareholders.

The Company develops, manufactures and markets enterprise software solutions, with a strategic focus on the Hummingbird Enterprise product family (formerly known as Enterprise Information Portal Solutions). The Company currently generates more than half of its revenue from the sale of applications that integrate into the Hummingbird Enterprise product family, specifically, document and content management, collaboration, data integration and business intelligence software. Connectivity (formerly known as Host Access and Network Connectivity) software sales comprise the balance.

Financial Condition and Results of Operations in Accordance With U.S. GAAP

Results of Operations

Sales decreased by 8.6% from $48.2 million to $44.0 million in the quarter ended June 30, 2002 compared to the quarter ended June 30, 2001. Income before tax was $0.2 million for the quarter ended June 30, 2002, compared to an income before tax of $0.7 million in the comparable period of 2001. Net loss for the quarter ended June 30, 2002 was $1.8 million compared to a net income of $6.5 million for the same period last year. Diluted loss per share was $0.10 for the current quarter compared to diluted earnings per share of $0.35 in the same quarter last year.

Sales of $134.2 million for the nine months ended June 30, 2002 represent a 15.7% decline from $159.1 million for the nine months ended June 30, 2001. There was a loss before taxes of $4.5 million for the nine months ended June 30, 2002, compared to income before taxes of $5.6 million in the same period of 2001. Net loss for the nine months ended June 30, 2002 was $2.9 million, compared to a net income of $6.7 million in the comparable period of 2001. Diluted loss per share was $0.16 for the current nine month period, compared to diluted earnings per share of $0.36 in the comparable nine months of last year.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The Company's products are marketed and sold through a direct corporate sales force and a worldwide network of resellers.

The Company derives its revenue from two principal product families: Connectivity and Hummingbird Enterprise. Connectivity is the Company's legacy business. Hummingbird Enterprise primarily encompasses the Company's document and content management, collaboration, data integration and business intelligence software.

Total sales decreased by 8.6% from $48.2 million to $44.0 million in the quarter ended June 30, 2002 compared to the quarter ended June 30, 2001. This lower level of sales was attributed to the continued adverse economic conditions impacting the software industry.

Connectivity sales totaling $17.4 million in the quarter ended June 30, 2002 represent a decline of 19.2% from $21.6 million in the quarter ended June 30, 2001. Downsizing activity within the Company's extensive customer base as a result of the current economic weakness has significantly impacted sales of Connectivity. Sales of the Company's Hummingbird Enterprise product family are also being affected by the current economic weakness although not to the same extent as Connectivity; Hummingbird Enterprise sales totaled $26.6 million in the quarter ended June 30, 2002 the same as last year.

Sales of $134.2 million for the nine months ended June 30, 2002 represent a 15.7% decrease from $159.1 million for the nine months ended June 30, 2001. In the nine months ended June 30, 2002, the decline in Connectivity sales was 22.5%, while the decline in Hummingbird Enterprise sales was 10.2%, compared to the nine months ended June 30, 2001.

Cost of Sales

Cost of sales fall into three broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; and production costs, including product media, duplication, manuals and packaging. Cost of sales decreased to $3.8 million in the quarter ended June 30, 2002 compared to $4.5 million in the third quarter of last year principally as a result of lower sales. As a percentage of sales, cost of sales at 8.6% were lower than the 9.4% in the comparative quarter of the previous year, principally as a result of the Company's restructuring and rationalization efforts.

For the nine months ended June 30, 2002, costs of sales were $12.0 million compared to $14.9 million in the nine months ended June 30, 2001. Cost of sales were 8.9% of sales in the nine months ended June 30, 2002 compared to 9.4% in the same period of last year.

Gross Profit

Gross profit decreased by 7.8% to $40.2 million in the current quarter compared to $43.6 million last year. In the current quarter, gross profit was 91.4% of sales, slightly higher than the 90.6% in the quarter ended June 30, 2001.

For the nine months ended June 30, 2002, gross profit was $122.2 million compared to $144.2 million for the comparative period of last year. Gross profit was 91.1% of sales in the current nine month period, slightly higher than the 90.6% for the comparative nine month period last year.

Sales and Marketing Expenses

Sales and marketing expenses consist of personnel costs, facilities costs, travel costs and marketing activities in the form of advertising, promotions and trade shows. Sales and marketing expenses in the current quarter were $19.6 million or 44.5% of sales compared to $21.3 million or 44.2% of sales in the previous year. The significant decline in the sales and marketing expenses principally results from the Company's restructuring and cost rationalization efforts enacted due to the adverse economic conditions.

Sales and marketing costs of $57.2 million were 42.6% of sales in the nine months ended June 30, 2002, compared to $73.3 million or 46.1% of sales in the first nine months of the previous year. This decline is due to the reasons noted above.

Research and Development Expenses

Research and development expenses include personnel and equipment costs required to develop and to support the Company's products. In addition, it includes facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current fiscal year. The Company believes that significant investments in research and development are required to remain competitive. Research and development expenses in the current quarter decreased 16.5% to $8.6 million from $10.3 million in the comparable quarter of fiscal 2001, principally as a result of the restructuring and cost rationalization efforts. Research and development expenses were 19.5% of sales in the current quarter compared to 21.3% last year.

Research and development expenses in the nine months ended June 30, 2002 of $26.1 million decreased by 13.6% from the $30.3 million incurred in the first nine months of last year. For the current nine month period, research and development expenses were 19.5% of sales, compared to 19.0% of sales in the comparable period of 2001.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. In the current quarter, general and administration expenses decreased by 2.1% to $5.0 million from $5.1 million in the comparative quarter of last year. As a percentage of sales, they were 11.3% of sales in the current quarter, up from 10.6% in the quarter ended June 30, 2001.

In the nine months ended June 30, 2002, general and administration expenses totaled $15.3 million, a decrease of 6.6% from the $16.4 million incurred in the first nine months of last year. General and administrative expenses were 11.4% of sales in the nine months ended June 30, 2002, up from 10.3% in the comparable period of last year due to the lower level of sales.

Restructuring and Other Charges

During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, management considered the changing market conditions that have impacted the Company's sales and profitability since the beginning of calendar 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made. As a result of this review, restructuring and other charges of $7.3 million were recorded in the quarter ended December 31, 2001 and nine months ended June 30, 2002, in which restructuring costs of $0.7 million are still to be incurred as detailed in the current quarter's notes to the interim unaudited consolidated financial statements. No restructuring and other charges were recorded in the comparative periods of fiscal 2001.

Amortization of Intangibles

The amortization of intangibles expense consists of amortization of the goodwill and other intangibles acquired between 1999 and 2001. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles increased to $7.5 million in the current quarter from $7.2 million in the comparative quarter of last year. The increase is principally as a result of amortization of other intangibles related to the PeopleDoc Limited acquisition in July 2001.

In the nine months ended June 30, 2002, amortization of intangibles increased to $22.5 million compared with $21.6 million in the nine months ended June 30, 2001.

Other Income, Net
Other income is primarily the net amount of interest income and expense. Other income decreased by 36.5% to $0.6 million in the current quarter from $0.9 million last year. As a percentage of sales, other income was 1.3% in the current quarter compared to 1.8% in the same quarter of last year. The decrease in other income is principally due to the significant decrease in interest earned on the Company's cash investments as a result of decreased interest rates.

In the nine months ended June 30, 2002, other income was $1.7 million compared to $2.9 million in the nine months ended June 30, 2001. The decrease is explained above.

Income Tax Expense
The Company had an income tax expense of $2.0 million in the current quarter primarily due to the non-deductibility of the amortization of intangibles that resulted in higher taxable income. Also, included in the income tax expense is a deferred tax charge of $0.8 million resulting from recognizing the impact of income tax rate increases on deferred tax balances set up at previous tax rates. In the third quarter of fiscal 2001, the Company had an income tax recovery of $5.8 million while there was an income before taxes of $0.7 million. This recovery was primarily due to a deferred tax recovery resulting from the recognition of the impact of tax rate decreases on deferred tax balances set up at previous tax rates. The effect of this deferred tax recovery was partially offset by the non-deductibility of the amortization of intangibles.

In the nine months ended June 30, 2002, the company had an income tax recovery of $1.6 million on a loss before income taxes of $4.5 million, representing an effective rate of 36%. Included in this tax recovery is the recording in the second quarter of fiscal 2002 of previously unrecognized investment income tax credits of $4.8 million, net of tax effects thereon, offset by the non-deductibility of the amortization of intangibles arising from acquisitions and in the current quarter a deferred tax charge of $0.8 million resulting from recognizing the impact of income tax rate increases on deferred tax balances set up at previous tax rates. In the nine months ended June 30, 2001, the company had an income tax recovery of $1.1 million on income before income taxes of $5.6 million. This recovery was primarily due to a deferred tax recovery resulting from the recognition of the impact of income tax rate decreases on deferred tax balances set up at previous tax rates. The effect of this deferred tax recovery was partially offset by the non-deductibility of the amortization of intangibles.

Liquidity and Capital Resources
The Company had cash and cash equivalents of $114.1 million as at June 30, 2002 compared to $106.1 million as at June 30, 2001.

The Company had an operating cash inflow of $12.5 million during the current quarter, slightly down from the cash inflow of $12.9 million during the same quarter of last year. Capital expenditures, net of dispositions, in the current quarter of $1.3 million are down from $1.6 million in the same quarter of last year. These expenditures consisted primarily of procurement of computer hardware and software, and fixed assets such as leasehold improvements, furniture and office equipment.

In the current quarter, there was a minimal increase in other long-term liabilities compared with a repayment of other long-term liabilities of $0.2 million in the same quarter of last year. In the quarter ended June 30, 2001, the Company received a negligible amount from employees exercising stock options pursuant to the terms of the Company's current employee stock option plan (as described in our last Annual Report). No stock options were exercised in the current quarter.

In the quarter ended June 30, 2001, the Company repurchased and cancelled 204,400 of its own shares acquired for $3.7 million. No shares were repurchased in the current quarter.

In the nine months ended June 30, 2002, the Company generated an operating cash inflow of $22.2 million compared to $31.8 million in the nine months ended June 30, 2001. Capital expenditures, net of dispositions, decreased to $2.9 million from the $3.4 million incurred in the nine months ended June 30, 2001. In the current nine months, the Company also realized $0.9 million from the sale of land acquired as part of the PC DOCS acquisition.

In the nine months ended June 30, 2002 no shares were repurchased, however, in the nine months ending June 30, 2001, and as noted above, the Company repurchased and cancelled 204,400 of its own shares at a cost of $3.7 million. In the nine months ended June 30, 2002, the Company received $0.1 million from employees exercising their stock options, compared to receiving $3.7 million in the comparable nine month period last year. In the current nine month period, other long-term liabilities increased by $0.3 million compared with a $1.3 million repayment in the same period of last year.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the balance of fiscal 2002 and fiscal 2003.

Financial Condition and Results of Operations In Accordance With Canadian GAAP

Results of Operations

Sales decreased by 8.6% from $48.2 million to $44.0 million in the quarter ended June 30, 2002 compared to the quarter ended June 30, 2001. Loss before tax was $1.0 million for the quarter ended June 30, 2002, compared to a loss before tax of $0.8 million in the comparable period of 2001. Net loss for the quarter ended June 30, 2002 was $2.8 million compared to a net income of $1.3 million for the same period last year. Diluted loss per share was $0.15 for the current quarter compared to diluted earnings per share of $0.07 of the same quarter last year.

Sales of $134.2 million for the nine months ended June 30, 2002 represent a 15.7% decline from $159.1 million for the nine months ended June 30, 2001. There was a loss before taxes of $2.6 million for the nine months ended June 30, 2002, compared to income before taxes of $1.0 million in the same period of 2001. Net loss for the nine months ended June 30, 2002 was $5.6 million, compared to a net income of $5.7 million in the comparable period of 2001. Diluted loss per share was $0.31 for the current nine month period, compared to diluted earnings per share of $0.31 in the comparable nine months of last year.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The Company's products are marketed and sold through a direct corporate sales force and a worldwide network of resellers.

The Company derives its revenue from two principal product families: Connectivity and Hummingbird Enterprise. Connectivity is the Company's legacy business. Hummingbird Enterprise primarily encompasses the Company's document and content management, collaboration, data integration and business intelligence software.

Total sales decreased by 8.6% from $48.2 million to $44.0 million in the quarter ended June 30, 2002 compared to the quarter ended June 30, 2001. This lower level of sales was attributed to the continued adverse economic conditions impacting the software industry.

Connectivity sales totaling $17.4 million in the quarter ended June 30, 2002 represent a decline of 19.2% from $21.6 million in the quarter ended June 30, 2001. Downsizing activity within the Company's extensive customer base as a result of the current economic weakness has significantly impacted sales of Connectivity. Sales of the Company's Hummingbird Enterprise product family are also being affected by the current economic weakness although not to the same extent as Connectivity; Hummingbird Enterprise sales totaled $26.6 million in the quarter ended June 30, 2002 the same as last year.

Sales of $134.2 million for the nine months ended June 30, 2002 represent a 15.7% decrease from $159.1 million for the nine months ended June 30, 2001. In the nine months ended June 30, 2002, the decline in Connectivity sales was 22.5%, while the decline in Hummingbird Enterprise sales was 10.2%, compared to the nine months ended June 30, 2001.

Cost of Sales

Cost of sales fall into three broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; and production costs, including product media, duplication, manuals and packaging. Cost of sales decreased to $3.8 million in the quarter ended June 30, 2002 compared to $4.5 million in the third quarter of last year principally as a result of lower sales. As a percentage of sales, cost of sales at 8.6% were lower than the 9.4% in the comparative quarter of the previous year, principally as a result of the Company's restructuring and rationalization efforts.

For the nine months ended June 30, 2002, costs of sales were $12.0 million compared to $14.9 million in the nine months ended June 30, 2001. Cost of sales were 8.9% of sales in the nine months ended June 30, 2002 compared to 9.4% in the same period of last year.

Gross Profit

Gross profit decreased by 7.8% to $40.2 million in the current quarter compared to $43.6 million last year. In the current quarter, gross profit was 91.4% of sales, slightly higher than the 90.6% in the quarter ended June 30, 2001.

For the nine months ended June 30, 2002, gross profit was $122.2 million compared to $144.2 million for the comparative period of last year. Gross profit was 91.1% of sales in the current nine month period, slightly higher than the 90.6% for the comparative nine month period last year.

Sales and Marketing Expenses

Sales and marketing expenses consist of personnel costs, facilities costs, travel costs and marketing activities in the form of advertising, promotions and trade shows. Sales and marketing expenses in the current quarter were $19.6 million or 44.5% of sales compared to $21.3 million or 44.2% of sales in the previous year. The significant decline in the sales and marketing expenses principally results from the Company's restructuring and cost rationalization efforts enacted due to the adverse economic conditions.

Sales and marketing costs of $57.2 million were 42.6% of sales in the nine months ended June 30, 2002, compared to $73.3 million or 46.1% of sales in the first nine months of the previous year. This decline is due to the reasons noted above.

Research and Development Expenses

Research and development expenses include personnel and equipment costs required to develop and to support the Company's products. In addition, it includes facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current fiscal year. The Company believes that significant investments in research and development are required to remain competitive. Research and development expenses in the current quarter decreased 21.6% to $8.0 million from $10.3 million in the comparable quarter of fiscal 2001, principally as a result of the recent restructuring and cost rationalization efforts and the recognition of investment income tax credits. Canadian GAAP requires that investment income tax credits be deducted from operating expenses. Research and development expenses were 18.3% of sales in the current quarter compared to 21.3% last year.

Research and development expenses in the nine months ended June 30, 2002 of $19.2 million decreased by 36.5% from the $30.3 million incurred in the first nine months of last year due to the recognition of investment tax credits of $6.9 million in the current nine month period and to restructuring and cost cutting efforts. For the current nine month period, research and development expenses were 14.3% of sales, compared to 19.0% of sales in the comparable period of 2001.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. In the current quarter, general and administration expenses decreased by 2.1% to $5.0 million from $5.1 million in the comparative quarter of last year. As a percentage of sales, they were 11.3% of sales in the current quarter, up from 10.6% in the quarter ended June 30, 2001.

In the nine months ended June 30, 2002, general and administration expenses totaled $15.3 million, a decrease of 6.6% from the $16.4 million incurred in the first nine months of last year. General and administrative expenses were 11.4% of sales in the nine months ended June 30, 2002, up from 10.3% in the comparable period of last year due to the lower level of sales.

Restructuring and Other Charges

During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, management considered the changing market conditions that have impacted the Company's sales and profitability since the beginning of calendar 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made. As a result of this review, restructuring and other charges of $7.3 million were recorded in the quarter ended December 31, 2001 and nine months ended June 30, 2002, in which restructuring costs of $0.7 million are still to be incurred as detailed in the current quarter's notes to the interim unaudited consolidated financial statements. No restructuring and other charges were recorded in the comparative periods of fiscal 2001.

Amortization of Intangibles

The amortization of intangibles expense consists of amortization of the goodwill and other intangibles acquired between 1998 and 2001. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles increased to $9.2 million in the current quarter from $8.7 million in the comparative quarter of last year. The increase is principally as a result of amortization of other intangibles related to the PeopleDoc Limited acquisition in July 2001.

In the nine months ended June 30, 2002, amortization of intangibles increased to $27.5 million compared with $26.1 million in the nine months ended June 30, 2001.

Other Income, Net

Other income is primarily the net amount of interest income and expense. Other income decreased by 36.5% to $0.6 million in the current quarter from $0.9 million last year. As a percentage of sales, other income was 1.3% in the current quarter compared to 1.8% in the same quarter of last year. The decrease in other income is principally due to the significant decrease in interest earned on the Company's cash investments as a result of decreased interest rates.

In the nine months ended June 30, 2002, other income was $1.7 million compared to $2.9 million in the nine months ended June 30, 2001. The decrease is explained above.

Income Tax Expense

In the current quarter, the Company had an income tax expense of $1.8 million primarily due to the non-deductibility of the amortization of intangibles that resulted in higher taxable income. Also, included in the income tax expense this quarter is a deferred tax charge of $0.9 million resulting from recognizing the impact of income tax rate increases on deferred tax balances set up at previous tax rates. In the third quarter of fiscal 2001, the Company had an income tax recovery of $2.1 million while there was a loss before income taxes of $0.8 million. This recovery was primarily due to a deferred tax recovery resulting from recognition of the impact of tax rate decreases on deferred tax balances set up at previous tax rates. The effect of this deferred tax recovery was partially offset by the non-deductibility of the amortization of intangibles.

In the nine months ended June 30, 2002, the company had an income tax expense of $3.0 million although the statement of income reflects a loss before income taxes of $2.6 million. This is primarily due to the non-deductibility of the amortization of intangibles arising from acquisitions which result in taxable income and in the current quarter a deferred tax charge of $0.9 million resulting from recognizing the impact of income tax rate increases on deferred tax balances set up at previous tax rates. The Company has recognized investment income tax credits in the nine months ended June 30, 2002 resulting in a reduction in research and development expenses of $6.9 million and an increase in income tax expense of $1.7 million. In the nine months ended June 30, 2001, the company had an income tax recovery of $4.7 million on income before income taxes of $1.0 million. This recovery was primarily due to a deferred tax recovery resulting from recognizing the impact of income tax rate decreases on deferred tax balances set up at previous tax rates. The effect of this deferred tax recovery was partially offset by the non-deductibility of the amortization of intangibles.

Liquidity and Capital Resources

The Company had cash and cash equivalents of $114.1 million as at June 30, 2002 compared to $106.1 million as at June 30, 2001.

The Company had an operating cash inflow of $12.5 million during the current quarter, slightly down from the cash inflow of $12.9 million during the same quarter of last year. Capital expenditures, net of dispositions, in the current quarter of $1.3 million are down from $1.6 million in the same quarter of last year. These expenditures consisted primarily of procurement of computer hardware and software, and fixed assets such as leasehold improvements, furniture and office equipment.

In the current quarter, there was a minimal increase in other long-term liabilities compared with a repayment of other long-term liabilities of $0.2 million in the same quarter of last year. In the quarter ended June 30, 2001, the Company received a negligible amount from employees exercising stock options pursuant to the terms of the Company's current employee stock option plan (as described in our last Annual Report). No stock options were exercised in the current quarter.

In the quarter ended June 30, 2001, the Company repurchased and cancelled 204,400 of its own shares acquired for $3.7 million. No shares were repurchased in the current quarter.

In the nine months ended June 30, 2002, the Company generated an operating cash inflow of $22.2 million compared to $31.8 million in the nine months ended June 30, 2001. Capital expenditures, net of dispositions, decreased to $2.9 million from the $3.4 million incurred in the nine months ended June 30, 2001. In the current nine months, the Company also realized $0.9 million from the sale of land acquired as part of the PC DOCS acquisition.

In the nine months ended June 30, 2002 no shares were repurchased, however, in the nine months ending June 30, 2001, and as noted above, the Company repurchased and cancelled 204,400 of its own shares at a cost of $3.7 million. In the nine months ended June 30, 2002, the Company received $0.1 million from employees exercising their stock options, compared to receiving $3.7 million in the comparable nine month period last year. In the current nine month

period, other long-term liabilities increased by $0.3 million compared with a $1.3 million repayment in the same period of last year.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the balance of fiscal 2002 and fiscal 2003.

OUTLOOK, RISKS AND UNCERTAINTIES THAT COULD AFFECT FUTURE RESULTS

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

- identifying underserved segments of the market;
- developing products that solve a prevalent business problem;
- communicating the value proposition of its products to the appropriate audience;
- effectively combining direct and partner-influenced distribution; and
- ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

The above factors were discussed in detail in the Company's latest annual report issued in February 2002.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global economic slowdown
Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast the current and future quarter's revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share going forward and is confident about achieving its long-term business goals.

Competition
The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments
The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management of Growth and Integration of Acquisitions
In the past several years, the Company has experienced substantial growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able

to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in stock price
The market price of the Company's Common Shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter.

Foreign currency risk
The Company operates internationally; accordingly, a portion of our financial resources is held in currencies other than the United States dollar. Our policy with respect to foreign currency exposure is to manage financial exposure to certain foreign exchange fluctuations and to attempt to neutralize the impact of foreign exchange movements where possible.

Environment and market risk
Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 40% of its revenues from its Connectivity family of products, which the Company holds at least a 70% market share. The growth opportunities therefore could be limited in this business segment. On the other hand, the Company is a pioneer in the Hummingbird Enterprise family of products market, which is an evolving business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

Potential fluctuations in quarterly operating results
The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual property rights
The Company operates in an international environment with approximately 40% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel significance
Employees are a significant asset of the Company, market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Hummingbird

FOR IMMEDIATE RELEASE

Hummingbird Announces Third Quarter Fiscal 2002 Financial Results

Toronto – July 23, 2002 -- Hummingbird Ltd. (TSE: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its unaudited consolidated results for the third quarter ended June 30, 2002. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

SUMMARY OF FINANCIAL RESULTS **U.S. GAAP**

(millions of U.S dollars except share data)

	Three Months Ended June 30		Nine Months Ended June 30	
	2002	2001	2002	2001
Sales	44.0	48.2	134.2	159.1
Net (Loss) Income	(1.8)	6.5	(2.9)	6.7
Diluted (Loss) Earnings Per Share	(0.10)	0.35	(0.16)	0.36
Diluted Number of Shares (millions)	18.3	18.5	18.3	18.7
Adjusted Net Income (Note)	4.8	4.6	15.4	15.8
Adjusted Diluted Earnings Per Share	0.26	0.25	0.84	0.84
Adjusted Diluted Number of Shares (millions)	18.5	18.5	18.4	18.7

Note: **Adjusted Net Income comprises Net (Loss) Income excluding amortization of intangibles, restructuring and other charges, previously unrecognized investment tax credits recorded in the second quarter, all net of related taxes, and the effect of income tax rate changes on deferred tax balances.**

"During the third quarter we launched a completely new, unified corporate brand, and released the first totally integrated version of Hummingbird Enterprise", commented Fred Sorkin, Chairman and Chief Executive Officer. "Our pipeline continues to build and our cost structure remains well under control."

Significant corporate milestones achieved during the quarter included:

- the launch of a new series of web seminars aimed at introducing the Hummingbird Enterprise product suite and value proposition to a wider range of customers and prospects
- successful placement in a number of industry research reports; Hummingbird is strongly positioned toward the top of the "Visionary" quadrant in Gartner's esteemed Magic Quadrant rankings in its three key focus markets: Portal, Collaboration and Document Management.
- the completion of a comprehensive global sales training initiative
- the completion of a training conference for partners

Hummingbird's success in the third quarter included sales of Hummingbird Enterprise to such major corporations as: Pennsylvania State Police, Bank of America, National Bank of Ukraine, Deutsche Bank USA, AIU North America, CGI, Barclays Bank, General Mills, Swisscom IT Services, Telecom Italia, De La Rue, and ACI Operations.

Important developments that occurred subsequent to the end of the third quarter included the completion of two key technology licensing agreements that should further strengthen Hummingbird's competitive position over the medium term:

- the first is an agreement to license the J2EE reference platform from Sun Microsystems to complete the process of achieving J2EE compliance for Hummingbird Core Services, the application server that is the foundation for a growing number of Hummingbird products.
- the second is the licensing of Java-based workflow technology from Drala Software. This technology will enable us to better deliver workflow functionality throughout all modules of the Hummingbird Enterprise.

Looking ahead to the approaching 2003 fiscal year, Mr. Sorkin projects, "Our product development, marketing and sales activities during the third quarter lay an important foundation upon which the Company expects to build new sales momentum in the upcoming fiscal year. While the environment continues to be very challenging, I believe we are better positioned than ever to satisfy our existing customers and translate this success into new market share gains."

Sales for the quarter ended June 30, 2002 were $44.0 million, representing a decrease of 9% compared to the quarter ended June 30, 2001. Adjusted diluted earnings per share (based on adjusted net income) were $0.26 for the quarter ended June 30, 2002, compared to $0.25 for the quarter ended June 30, 2001. The current quarter's adjusted diluted earnings per share is based on an adjusted diluted weighted average number of shares of 18.5 million, the same as last year.

Expenses for the current quarter, excluding amortization of intangibles, decreased 10% to $33.2 million compared to $36.7 million last year. The decrease in the expenses from last year reflects the Company's restructuring and rationalizations efforts.

Income tax expense of $2.0 million for the quarter includes a deferred tax charge of $0.8 million resulting from recognizing the impact of income tax rate increases. The previous year's tax recovery of $5.8 million included a deferred tax recovery of $7.5 million resulting from recognizing the impact of income tax rate decreases.

The Company reported a net loss of $1.8 million and diluted loss per share of $0.10 for the quarter ended June 30, 2002, compared to a net income of $6.5 million and diluted earnings per share of $0.35 for the quarter ended June 30, 2001.

Adjusted net income was $4.8 million for the quarter ended June 30, 2002 compared to $4.6 million for the quarter ended June 30, 2001.

Sales for the nine months ended June 30, 2002 were $134.2 million, representing a 16% decrease compared to the previous year. Expenses, excluding amortization of intangibles and restructuring and other charges, decreased by 18% to $98.6 million for the nine months ended June 30, 2002 compared to $119.9 million in the comparable period last year.

Income tax recovery of $1.6 million for the nine months includes previously unrecognized investment tax credits ("ITC's") on qualifying research and development expenditures of $4.8 million, net of the tax effects thereon recorded in the second quarter, and a deferred tax charge of $0.8 million resulting from recognizing the impact of income tax rate increases. The previous year's tax recovery of $1.1 million included a deferred tax recovery of $7.5 million resulting from recognizing the impact of income tax rate decreases.

Net loss for the current nine month period was $2.9 million and a diluted loss per share of $0.16, compared to net income of $6.7 million and diluted earnings per share of $0.36 last year.

Adjusted net income for the current nine months was $15.4 million, compared to $15.8 million for the nine months ended June 30, 2001. Adjusted diluted earnings per share, based on adjusted net income, was $0.84, the same as last year.

Total assets as at June 30, 2002 were $355.2 million, compared to $361.9 million at September 30, 2001. The Company's cash position has improved to $114.1 million as at June 30, 2002, up from $102.9 million as at March 31, 2002 and $93.5 million as at September 30, 2001.

In accordance with Canadian generally accepted accounting principles, the Company reported a net loss of $2.8 million and a diluted loss per share of $0.15 for the quarter ended June 30, 2002, compared to net income of $1.3 million and diluted earnings per share of $0.07 in the third quarter of 2001. For the current nine month period, the Company reported a net loss of $5.6 million and a diluted loss per share of $0.31, compared to net income of $5.7 million and diluted earnings per share of $0.31 for the nine months ended June 30, 2001.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise|, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Inder P. S. Duggal
Chief Financial Officer
Hummingbird Ltd.
Tel: (416) 496-2200
Fax: (416) 496-2207
inder.duggal@hummingbird.com